Exhibit 12.1

Autoliv, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
(Dollars in Millions)	2011	2012	2013	2014	2015	Six Months Ended June 30, 2016
Fixed charges
Interest expense	$68.2	$41.7	$32.9	$63.4	$65.1	$31.1
Interest portion of rental expense (1)	12.0	11.7	15.1	14.7	13.5	6.8

Total	$80.2	$53.4	$48.0	$78.1	$78.6	$37.9

Earnings
Income before income taxes	$828.3	$668.6	$734.0	$667.0	$675.7	$390.7
Earnings in Affiliates -	-6.8	-8.1	-7.3	-6.9	-4.7	-0.7
Fixed charges +	80.2	53.4	48.0	78.1	78.6	37.9
Cash from Affiliates +	6.4	4.8	4.6	5.9	4.3	3.6

Total	$908.1	$718.7	$779.3	$744.1	$753.9	$431.5

Ratios of Earnings to Fixed Charges	11x	13x	16x	10x	10x	11x

(1)	One-third of all rental expense is deemed to be interest.

For the purpose of computing these ratios, (i) “earnings” consists of the sum of pre-tax income from continuing operations before adjustment for non-controlling interests in our consolidated subsidiaries or income or loss from equity investees; fixed charges; amortization of capitalized interest; and distributed income of equity investees; and (ii) “fixed charges” consists of the sum of interest expense (which includes amortization of premiums, discounts, and capitalized expenses related to debt issue costs and loss on extinguishment of debt, when applicable); capitalized interest; and one-third of rental expense which we believe to be a reasonable estimate of an interest factor in our leases.